Exhibit 2.1

ASSIGNMENT AND ASSUMPTION AGREEMENT

THIS ASSIGNMENT AND ASSUMPTION AGREEMENT (this "Agreement"), dated as of September 28, 2001, is entered into by and among LASER PRINTER CARE COMPANY, LTD., a New York corporation  ("LPCC"), NETLOJIX COMMUNICATIONS, INC., a Delaware corporation ("NetLojix") and REMOTE LOJIX/PCSI, INC., a New York corporation and wholly-owned subsidiary of NetLojix ("RLI" and, together with NetLojix, "Sellers").

RECITALS

A.

As one of their lines of business, Sellers are engaged in providing computer technical support services to businesses in the New York City area (the "Services").

B.

LPCC desires to acquire, and Sellers desire to transfer, certain contracts and other assets relating to the Services, on the term and conditions set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein, and other valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

1.

Assignment of Assets.  Subject to the terms and conditions of this Agreement, Sellers hereby sell, convey, assign, transfer and deliver to LPCC, and LPCC hereby purchases from NetLojix, all of Sellers' right, title and interest in the following (the "Assets"):

1.1

Customers.  The list of Sellers customers related to the Services (the "Customers") attached hereto as Schedule 1.1;

1.2

Contracts.  Those contracts, agreements, licenses, and arrangements with Customers relating to the Services as set forth on Schedule 1.2 attached hereto (the "Contracts");  and

1.3

Books and Records.  Sellers' books and records relating to the Customers and the Contracts; provided, however, that Sellers may retain copies of such books and records.

The Assets do not include any assets, rights or property of Sellers not specifically included in the definition of Assets set forth in this Section 1, and, in particular, do not include any (i) cash, (ii) accounts receivable, or (iii) retainers, service contract payments or other amounts collected by the Sellers under any of the Contracts for services not yet performed.

2.

Liabilities.

2.1

Excluded Liabilities.  Except as set forth in Section 2.2, LPCC shall not assume and shall not be liable for any obligations or liabilities of Sellers of any kind or nature whatsoever, whether absolute, contingent, accrued, known or unknown.

2.2

Assumed Liabilities.  LPCC hereby assumes the following liabilities of Sellers (the "Assumed Liabilities"):

2.2.1

All liabilities and obligations of the Sellers under the Contracts, including (i) all obligations relating to performance of services under all service contracts and retainer contracts contained in the Contracts; (ii) all warranty obligations to the Customers, including under the Contracts, and (iii) any obligation to refund any retainers or similar amounts paid to NetLojix under the Contracts upon the termination of any such Contracts.  The foregoing notwithstanding, LPCC shall not be obligated to refund a retainer, and the relevant Seller shall retain such obligation, with respect to a Contract if, and only, such Contract is terminated by the Customer prior to that time which is four hours after NetLojix refers such Customer to LPCC.

2.2.2

All liability for sales, use or similar taxes payable in connection with the sale of the Assets pursuant hereto, if any, except such sales, use or similar taxes as may be owed by either Seller, if any, on the date hereof on any Sellers' accounts receivables or retainers, service contract payments or other amounts collected by the Sellers under any of the Contracts for services not yet performed.

3.

Payments With Respect to Customers.

3.1

Contingent Payments.  LPCC shall pay NetLojix an amount equal to five percent (5%) of the cash or other consideration collected or received by LPCC (either directly or indirectly or by any affiliate or subcontractor of LPCC), during the period commencing on the date of execution of this Agreement and ending on September 30, 2002, to the extent that such cash or other consideration results from (i) the renewal of any of the Contracts, or (ii) any services performed by LPCC or any of its affiliates or subcontractors for any of the Customers other than as required by the Contracts.  The foregoing payments are referred to herein as the "Contingent Payments."

3.2

Payments. All Contingent Payments due hereunder shall be paid by LPCC on a monthly basis, with payment to be sent so that it is received by NetLojix within twenty (20) days after the end of the month in which LPCC receives payment.  The first payment date shall be twenty (20) days after the end of the first month in which LPCC collects or receives cash or other consideration as specified in Section 3.1.  Payment shall be by means of a check or checks payable to NetLojix and mailed to the address of NetLojix set forth in Section 7.8 of this Agreement. Each payment shall be accompanied by a written computation of the payment amount reflecting in reasonable detail the basis for such computation, together with such other matters as may be reasonably requested by NetLojix.

3.3

Payments from Customers on Outstanding Seller Accounts Receivable.  Attached hereto as Schedule 3.3 is a listing of NetLojix's current accounts receivable from the Customers. If LPCC receives any amount from a Customer in payment of any of such accounts receivable, LPCC shall pay such amount over to NetLojix within five (5) days of receipt of such amount.  If LPCC receives any amount from a Customer that owes money to both a Seller and LPCC, then such amount shall be conclusively deemed to be a payment on such Seller's account receivable until such account receivable is fully paid; the excess of such amount over the amount of the Seller's account receivable shall be deemed as payment by such Customer against the amount owed LPCC.

3.4

Audit Right.  NetLojix may require an audit of LPCC's accounting and sales records by BDO Seidman, LLP or, if the parties so agree, another independent auditor (the "Auditor") upon conclusion of the payment period set forth in Section 3.1 (or upon the earlier breach of the Agreement by LPCC). Such audit shall not unreasonably interfere with the conduct of LPCC's business, and the Auditor shall agree to keep confidential all materials supplied to it by LPCC in connection with such audit, except as necessary to document any underpayment.  Such audit shall be at NetLojix's expense; provided that if such audit demonstrates any underpayment of the amount due under this Section 3 for the period audited of ten percent (10%) or more, then the expense of such audit, up to a maximum of $10,000, shall be borne by LPCC. To the extent that the audit reveals any underpayment of the amount due under this Section 3, LPCC shall reimburse NetLojix for such underpayment within twenty (20) days of receipt of written notice by NetLojix of such underpayment and the report of the Auditor detailing such underpayment.

3.5

Marketing to Customers.  LPCC agrees to use commercially reasonable efforts (i) to cause those Customers who have signed Contracts to renew those Contracts on a timely basis, and (ii) to provide services on a time and materials basis in a reasonable and timely fashion to those Customers who have not signed Contracts.

4.

Payments By Customers To Sellers.

4.1

Payments Received By Sellers On Outstanding Accounts Receivable.  Sellers shall notify LPCC of the receipt and amount of any payment received from a Customer on an account receivable listed on Schedule 3.3 within five (5) business days of its receipt.

4.2

Amounts Received By Sellers Other Than In Payment Of An Account Receivable.  If either Seller receives any amount from a Customer in excess of the account receivables then due to the Sellers from such Customer, and such amount is in payment of a retainer to renew a Contract or in payment of services provided or to be provided by LPCC, then the Seller shall pay such excess over to LPCC within five (5) days of its receipt.  Payment shall be by means of a check or checks payable to LPCC and mailed to the address of LPCC set forth in Section 7.8 of this Agreement.

4.3

Audit Right.  LPCC may require an audit of Sellers' accounting and sales records by the Auditor upon conclusion of the period set forth in Section 3.1 (or upon the earlier breach of the Agreement by Sellers). Such audit shall not unreasonably interfere with the conduct of Sellers' businesses, and the Auditor shall agree to keep confidential all materials supplied to it by Sellers in connection with such audit, except as necessary to document any underpayment.  Such audit shall be at LPCC's expense; provided that if such audit demonstrates any underpayment of the amount due under this Section 4 for the period audited of ten percent (10%) or more, then the expense of such audit, up to a maximum of $10,000, shall be borne by Sellers. To the extent that the audit reveals any underpayment of the amount due under this Section 4, Sellers shall reimburse LPCC for such underpayment within twenty (20) days of receipt of written notice by LPCC of such underpayment and the report of the Auditor detailing such underpayment.

5.

Representations and Warranties.

5.1  General.  Each party hereby represents and warrants as follows:

5.1.1  It is duly incorporated or organized and validly existing under the laws of its jurisdiction of incorporation or organization and has the power and capacity to own its properties and assets and to carry on its business as presently carried on by it and as contemplated hereunder to be carried on by it and has all necessary licenses and permits and has complied with all applicable laws of all relevant jurisdictions to permit it to carry on such business in compliance with all applicable laws;

5.1.2  It has the corporate or limited liability company power and authority to enter into this Agreement and to do all acts and things as are required or contemplated hereunder to be done, observed and performed by it, and it has taken all necessary corporate or limited liability company action to authorize the execution, delivery and performance of this Agreement;

5.1.3  This Agreement has been duly and validly executed and delivered by such party and, assuming the due execution and delivery hereof by the other party, is the legal, valid and binding obligation of such party, enforceable in accordance with its terms, except as such may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally, and by general equitable principles.

5.2

LPCC Representations Regarding Financial Condition and Assumed Liabilities.  LPCC hereby represents and warrants to Sellers as follows:

5.2.1

LPCC has the personnel, technical capability and financial resources to perform the Assumed Liabilities;

5.2.2

LPCC has delivered to NetLojix a balance sheet for LPCC at December 31, 2000 and the related statement of operations for the year then ended.  Such balance sheet presents fairly the financial condition of LPCC as of December 31, 2000, and the statement of operations presents fairly the results of operations of LPCC for the period covered.

5.3

Sellers' Representations Regarding Historical Revenues and Disclaimer.

5.3.1

Sellers hereby represent and warrant, jointly and severally, that Schedule 5.3.1 attached hereto fairly presents the Sellers' gross revenues from the Services for the period from January 1, 2001 through August 31, 2001.  The Sellers do not represent, warrant or guarantee that LPCC will experience any given level of revenues from the Services after the date hereof.

5.3.2

EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, SELLERS MAKE NO REPRESENTATIONS OR WARRANTIES CONCERNING SELLERS OR THE ASSETS OR ASSUMED LIABILITIES OF ANY KIND OR NATURE WHATSOEVER.  THIS SALE IS MADE ON AN "AS IS" BASIS EXCEPT FOR THE EXPRESS AND LIMITED WARRANTIES MADE IN THIS AGREEMENT.  THERE SHALL BE NO IMPLIED WARRANTIES CONCERNING SELLER'S ASSETS UNDER SECTIONS 2-314 AND 2-315 OF THE NEW YORK UNIFORM COMMERCIAL CODE OR OTHERWISE.

6.

Additional Covenants.

6.1

Further Assurances.  Sellers, at any time after the date hereof, will execute, acknowledge and deliver any further assignments, conveyances and other instruments of transfer, as are reasonably requested by LPCC, and will take any other action consistent with the terms of this Agreement that may reasonably be requested by LPCC, for the purpose of assigning, transferring, granting, conveying and confirming to LPCC, or reducing to LPCC's possession, any or all of the Assets.  Upon the reasonable request of either Seller at any time after the date hereof, without further consideration, LPCC shall execute and deliver such further instruments of assumption and take such other actions as NetLojix reasonably may require for LPCC to more effectively assume or evidence the assumption of the Assumed Liabilities.

6.2

Solicitation of Customers.  Each Seller each agrees that, for a period of three years after the date hereof, it will not, directly or indirectly, solicit any Customer in an attempt to provide such Customer with the Services currently provided by such Seller under the Contract with such Customer.  Nothing herein shall prevent Sellers from soliciting the Customers in connection with any other services, products or businesses.

6.3

Seller Employees.  LPCC may offer employment to those employees of the Sellers set forth on Schedule 6.3.  The terms of such employment offered shall be determined by LPCC in its sole discretion.  LPCC agrees that, for a period of one year after the date hereof, it will not, directly or indirectly, employ or solicit for employment any person employed by either of the Sellers on the date hereof, except for those employees identified on Schedule 6.3.

6.4

Cooperation.  After the date hereof, LPCC shall, and shall cause its employees and agents to, cooperate fully with Sellers in connection with any litigation, claim, investigation, audit or other proceeding relating to the Assets, the Assumed Liabilities or the Services as provided by Sellers prior to the date hereof.  Reasonable costs and expenses incurred by LPCC in cooperating with Sellers shall be reimbursed promptly.

6.5

Access to Books and Records. LPCC will (i) retain all of the books and records relating the Assets and Assumed Liabilities for a period of at least five (5) years after the date hereof or give Sellers reasonable written notice prior to transferring, destroying or discarding any such books and records and, if a Seller so requests, to allow such Seller to take possession of such books and records, and (ii) make available such books and records to Sellers during normal business hours upon their reasonable request.

6.6

Waiver of Bulk Sales Compliance. LPCC hereby waives compliance by Seller with the provisions of the Bulk Sales Law of any state.  Sellers hereby agree to indemnify LPCC from any resulting liability for any sales, use or similar taxes as may be owed by either Seller on the date hereof with respect to any Sellers' accounts receivables or retainers, service contract payments or other amounts collected by the Sellers under any of the Contracts for services not yet performed (but not for any taxes payable in connection with the sale of the Assets pursuant hereto, if any).

6.7

Tax Allocation.  For tax purposes, one hundred percent (100%) of the purchase price, comprised of the payments in Section 3, for the Assets shall be allocated to intangibles (i.e. the customer list, goodwill and contract rights).  The parties agree that this allocation is reasonable and in accordance with Section 1060 of the Internal Revenue Code of 1986, as amended (the "Code") and the regulations thereunder.  NetLojix and LPCC each agree to file Internal Revenue Service Form 8594, and all federal, state, local and foreign tax returns, in accordance with the foregoing allocation. LPCC and Sellers each agree to provide the other promptly with any other information required to complete Form 8594.

6.8

Interim Referrals.  From the date hereof until December 31, 2001, if the Sellers receive requests for Services from Customers, the Sellers will promptly inform LPCC of the specifics of such requests by telephone or electronic mail.  Notwithstanding any provision of the Nondisclosure Agreement between NetLojix and LPCC, dated September 6, 2001, LPCC shall be free to contact any Customer, by telephone or in person, upon execution of this Agreement. LPCC will inform such Customers of the new telephone number to be used to request Services.  LPCC will distribute a mailing to all Customers no later than December 15, 2001, informing such Customers of the new telephone number to be used to request Services.

7.

General Provisions.

7.1

Amendments; Waivers.  This Agreement may be amended only by agreement in writing of all parties.  No waiver of any provision nor consent to any exception to the terms of this Agreement shall be effective unless in writing and signed by the party to be bound and then only to the specific purpose, extent and instance so provided.

7.2

Integration.  This Agreement, together with its schedules and exhibits, and the Non-disclosure Agreement between LPCC and NetLojix dated September 6, 2001, constitute the entire agreement among the parties pertaining to the subject matter hereof and supersede all prior agreements and understandings of the parties in connection therewith.

7.3

Governing Law.  This Agreement and the legal relations between the parties shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and performed in such State.

7.4

No Assignment.  The rights of either party under this Agreement shall not be assignable by such party hereto without the written consent of the other, which shall not be withheld unreasonably.  Any assignment made or purported to be made contrary to the provisions of this Section shall be void and of no force or effect.

7.5

No Third Party Beneficiaries.   This Agreement is made solely for the benefit of the parties signatory hereto and their respective successors and permitted assigns.  Nothing in this Agreement is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than the parties to it and their respective successors and permitted assigns.

7.6

Headings.  The descriptive headings of the articles, sections and subsections of this Agreement are for convenience only and do not constitute a part of this Agreement.

7.7

Counterparts.  This Agreement and any amendment hereto or any other agreement (or document) delivered pursuant hereto may be executed in one or more counterparts (including by facsimile transmission) and by different parties in separate counterparts.  All of such counterparts shall constitute one and the same agreement (or other document) and shall become effective (unless otherwise therein provided) when one or more counterparts have been signed by each party and delivered to the other party.

7.8

Notices.  Any notice or other communication to be given hereunder shall be in writing and shall be (as elected by the party giving such notice): (i) personally delivered; (ii) transmitted by postage prepaid registered or certified airmail, return receipt requested; (iii) transmitted by electronic mail via the Internet with receipt being acknowledged by the recipient by return electronic mail; (iv) transmitted by facsimile (with a copy of such transmission by postage paid prepaid registered or certified airmail, return receipt requested); or (v) deposited prepaid with a nationally recognized overnight courier service.  Unless otherwise provided herein, all notices shall be deemed to have been duly given on: (a) the date of receipt (or if delivery is refused, the date of such refusal) if delivered personally, by electronic mail, facsimile or by courier; or (b) five (5) days after the date of posting if transmitted by mail.  Notice hereunder shall be directed to a party at the address for such party which is set forth below:

A. If to Sellers addressed to:	B. If to LPCC addressed to:
C. NetLojix Communications, Inc. D. 501 Bath Street E. Santa Barbara, CA 93101 F. Attention: Craig R. Clark, Vice President G. Facsimile No.: (805) 884-6311 H. E-mail: cclark@netlojix.com	I. Laser Printer Care Company, LTD. J. 346 West 36th, Suite1D K. New York, NY 10018 L. Attention: Abby Barrow, President M. Facsimile No.: (212) 239-8899 N. E-mail: abby@laserprintercare.com
O. With a copy to:	P. With a copy to:
Seed Mackall LLP 1332 Anacapa Street, Suite 200 Santa Barbara, CA 93101 Attention: Thomas N. Harding, Esq. Facsimile No.: (805) 435-1498 Q. E-mail: tharding@seedmackall.com	R. William C. House, P.C. S. 270 Madison Avenue T. Suite 1400 U. New York, NY 10016-0603 V. Facsimile No.: (212) 696-9153 W. E-mail: wmhouse@earthlink.net

X.

or to such other address or to such other person as either party shall have last designated by such notice to the other party hereto.

7.9

Arbitration. Any dispute, controversy or claim of any kind or nature arising under or in connection with this Agreement, including disputes as to the creation, validity, interpretation, breach or termination of this Agreement (each a "Dispute"), will be submitted to binding arbitration in accordance with the following procedures:

7.9.1

Demand for Arbitration; Location.  Either party may demand arbitration by giving the other party written notice to such effect, which notice will describe, in reasonable detail, the facts and legal grounds forming the basis for the filing party's request for relief and will include a statement of the total amount of damages claimed, if any, and any other remedy sought by that party. The arbitration will be held before one neutral arbitrator in New York, New York.

7.9.2

Identification of Arbitrator.  Within thirty days after the other party's receipt of such demand, the parties will mutually determine who the arbitrator will be.  If the parties are unable to agree on the arbitrator within that time period, the arbitrator will be selected by the American Arbitration Association ("AAA").

7.9.3

Conduct of Arbitration.  The arbitration will be governed by the Commercial Arbitration Rules of the AAA, except as expressly provided in this Section 7.9.  However, the arbitration will be administered by any organization mutually agreed to in writing by the parties. If the parties are unable to agree on the organization to administer the arbitration, it will be administered by the AAA.  Pending the arbitrator's determination of the merits of the Dispute, either party may apply to any court of competent jurisdiction to seek injunctive or other extraordinary relief.

7.9.4

Award.  The decision of, and award rendered by, the arbitrator will be final and binding on the parties.  Upon the request of a party, the arbitrator's award will include written findings of fact and conclusions of law.  Judgment on the award may be entered in and enforced by any court of competent jurisdiction.  Other than those matters involving injunctive or other extraordinary relief or any action necessary to enforce the award of the arbitrator, the parties agree that the provisions of this Section 7.9 are a complete defense to any suit, action or other proceeding instituted in any court or before any administrative tribunal with respect to any Dispute or terms of this Agreement.

7.9.5

Attorneys' Fees.  Each party shall bear its own attorneys' fees and expenses in connection with the arbitration.  The actual cost of the arbitration itself shall be borne by the losing party or shall be allocated between the parties in such proportions as the arbitrator decides if there are distinct, severable issues in dispute and the arbitrator determines that each of the parties has, to some extent, been a losing party.

7.10

Severability.  If any provision of this Agreement is determined to be invalid, illegal or unenforceable by any governmental entity, the remaining provisions of this Agreement to the extent permitted by law shall remain in full force and effect

7.11

Time.  Time is of the essence in the performance of and compliance with each of the provisions and conditions of this Agreement.

7.12

Legal Representation and Construction.  Each party hereto has been represented by legal counsel in connection with the negotiation and drafting of this Agreement and any related documents.  The parties acknowledge that each party and its counsel have reviewed and revised this Agreement and related documents, and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or any related documents.  As used in this Agreement, the terms "includes" or "including" shall mean "including, without limitation." Wherever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns or pronouns shall include the plural and vice versa.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

"LPCC"

LASER PRINTER CARE COMPANY, LTD.,  a New York corporation

By: /s/ ABBY BARROW

Abby Barrow, President

"NETLOJIX"

NETLOJIX COMMUNICATIONS, INC.,  a Delaware corporation

By:  /s/ ANTHONY E. PAPA

Anthony E. Papa,

Chief Executive Officer

"RLI"

REMOTE LOJIX/PCSI, INC.,  a New  York corporation

By:  /s/ ANTHONY E. PAPA

Anthony E. Papa,

Chief Executive Officer

List of Omitted Schedules:

1.1

Customers

1.2

Contracts

3.3

Accounts Receivable

5.3.1

Gross Revenues

6.3

Employees

The Registrant agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request.